SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Hardin Bancorp, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   411819-10-5
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                                 (CUSIP Number)


                                  William Homan
                               Hardin Bancorp, Inc
                            201 Northeast Elm Street
                                Hardin, MO 64035
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 16, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [___]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  411819-10-5                      13D
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1         NAME OF REPORTING PERSON
          SS OR IRS IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)

          Robert W. King
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2         CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP*         A [   ]
                                                                        ---
                                                                     B [   ]
                                                                        ---
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3         SEC USE ONLY

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4         SOURCE OF FUNDS

          PF
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)              [   ]
                                                                  ---
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

                  7        SOLE VOTING POWER

                           15,870
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                  8        SHARED VOTING POWER

                           29,989
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                  9        SOLE DISPOSITIVE POWER

                           15,870
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                  10       SHARED DISPOSITIVE POWER

                           29,989

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         45,859
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.24%
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14       TYPE OF REPORTING PERSON*

         IN
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                                     2 of 8

Item 1.           Security and Issuer
State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Hardin Bancorp, Inc. ("Issuer"). The address of the principal executive office of the Issuer is 201 Northeast Elm Street, Hardin, Missouri 64035.

Item 2.           Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

         (a)      Name:

                  Robert W. King

         (b)      Residence or Business Address:

                  201 Northeast Elm Street
                  Hardin, Missouri 64035

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                  Mr. King is President and Chief Executive Officer of the Issuer and its wholly owned subsidiary, Hardin Federal Savings Bank.

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

                  Mr. King has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors.)


         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

                  Mr. King has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship.

                  Mr. King is a United States citizen.

Item 3.           Source and Amount of Funds or Other Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3 (a) (6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

         As of the date hereof, Mr. King is deemed to beneficially own 45,859 shares of the Issuer's Common Stock or approximately 6.24% of the outstanding shares of Common Stock; including presently exercisable (but unexercised) stock options as to 15,870 shares pursuant to the Issuer's Stock Option Plans ("Option Plans"), and 7,722 shares allocated to his account under the Issuer's Employee Stock Ownership Plan (the "ESOP").

         Mr. King has purchased 15,919 shares.

         Under the Option Plans, Mr. King has exercisable options as to 15,870 shares at an exercise price of $11.50 per share.

         The approximate cost of the 15,919 shares purchased by Mr. King was $166,445. The funds used by Mr. King to purchase these shares have come from his personal funds.

Item 4.           Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         Mr. King has purchased the shares of the Issuer's common stock for investment purposes only and has no plans or proposals, in his capacity as owner of shares of Issuer's Common Stock, which relate to the following:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

                  None.

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                  None.

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                  None.

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  None.

         (e) Any material change in the present capitalization or dividend policy of the issuer;

                  None.

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

                  None.

         (g)      Changes  in  the  issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                  None.

         (h) Causing a class of securities of the issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  None.

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Act; or

                  None.

         (j)      Any action similar to any of those enumerated above.

                  None.

Item 5.           Interest in Securities of the Issuer

         (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13 (d) (3) of the Act;

                  As of the date hereof, Mr. King is deemed to beneficially own 45,859 shares of the Issuer's common stock, which includes 15,870 shares deemed to be owned by him pursuant to his right to exercise heretofore unexercised stock options, and 7,722 shares allocated to his account under the ESOP. The voting power for the 7,722 shares allocated under the ESOP are shared with the trustee of the ESOP. The 45,859 shares deemed to be owned beneficially by Mr. King constitute approximately 6.24% of the total number of shares of Common Stock outstanding.

         (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

                  See paragraph (a).

         (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (ss.. 13d-191), whichever is less, by the persons named in response to paragraph (a).

                  None.

         (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more that five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                  None.

         (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

                  None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Describe any contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

                  None.

Item 7.           Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d 1 (f) (ss.240. 13d-1 (f) and copies of all written agreements, contracts, arrangements, understanding, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

                  None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 15, 1999                                         /s/ Robert W. King
                                                              ------------------
                                                              Robert W. King